Mr. James Lopez

Legal Branch Chief

Office of Beverages, Apparel and Mining

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

September 25, 2018

Re:	Denim.LA, Inc.

Offering Statement on Form 1-A

Filed September 13, 2018

File No. 024-10868

Dear Mr. Lopez:

On behalf of Denim.LA, Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 12 p.m., Eastern Time, on Thursday, September 27, 2018, or as soon thereafter as is practicable.

Sincerely,

Denim.LA, Inc.

/s/ Mark T. Lynn

Mark T. Lynn, Chief Executive Officer

Cc: Andrew Stephenson

CrowdCheck Law, LLP